CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due July 29, 2016	1,226,541	$10.00	$12,265,410	$1,579.78

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424b2

Registration Statement No. 333-180488

(To Prospectus dated March 30, 2012, Prospectus

Supplement dated March 30, 2012 and Product

Supplement FX SUN-1 dated July 14, 2014)

The notes are being issued by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement FX SUN-1.

The initial estimated value of the notes as of the pricing date is $9.69 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-15 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.000	$12,265,410.00
Underwriting discount	$0.175	$214,644.68
Proceeds, before expenses, to BAC	$9.825	$12,050,765.32

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

July 24, 2014

1,226,541 Units
$10 principal amount per unit
CUSIP No. 06053M385
Bank of America
Pricing Date July 24, 2014
Settlement Date July 31, 2014
Maturity Date July 29, 2016
Currency-Linked Step Up Notes Linked to
a Basket of Emerging Market Currencies
Maturity of approximately two years
Linked to a Basket of Emerging Market Currencies (the “Exchange Rate Measure”), which measures the value of an approximately equally-weighted investment in the Chinese renminbi, the Indian rupee and the Russian ruble relative to the euro
If the Underlying Currencies strengthen relative to the euro, the Exchange Rate Measure increases, and if the Underlying Currencies weaken relative to the euro, the Exchange Rate Measure decreases
If the Exchange Rate Measure is flat or increases up to the Step Up Value, a return of 21.25%
If the Exchange Rate Measure increases above the Step Up Value, a return equal to the percentage increase in the Exchange Rate Measure
If the Exchange Rate Measure decreases, 1-to-1 downside exposure to decreases in the Exchange Rate Measure, with up to 10% of your principal at risk
All payments occur at maturity and are subject to the credit risk of Bank of America Corporation
No periodic interest payments
Limited secondary market liquidity, with no exchange listing
Market Downside
Protection

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due July 29, 2016

Summary

The Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due July 29, 2016 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC.

The notes are linked to a Basket of Emerging Market Currencies (the “Exchange Rate Measure”), which measures the value of an approximately equally-weighted investment in the Chinese renminbi, the Indian rupee and the Russian ruble (each, an “Underlying Currency” and together, the “Underlying Currencies”) relative to the euro. If the Underlying Currencies strengthen relative to the euro, the Exchange Rate Measure increases, and if the Underlying Currencies weaken relative to the euro, the Exchange Rate Measure decreases. The notes provide you with a Step Up Payment if the Ending Value of the Exchange Rate Measure is equal to or greater than the Starting Value, but is not greater than the Step Up Value. If the Ending Value is greater than the Step Up Value, you will participate on a 1-for-1 basis in the increase in the value of the Exchange Rate Measure above the Starting Value. If the Ending Value is less than the Starting Value, you may lose up to 10% of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on our credit risk and the performance of the Exchange Rate Measure. See “Terms of the Notes” below.

The economic terms of the notes (including the Step Up Payment) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value for the notes. This initial estimated value was determined based on our and our affiliates’ pricing models, which take into consideration our internal funding rate and the market prices for the hedging arrangements related to the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-15.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Principal Amount:	$10.00 per unit
Term:	Approximately two years
Exchange Rate Measure:

A Basket of Emerging Market Currencies, which measures the value of an approximately equally-weighted investment in the Chinese renminbi, the Indian rupee and the Russian ruble, relative to the euro, based upon the Exchange Rate of each Underlying Currency.

Exchange Rates:	For each Underlying Currency, the number of units of that Underlying Currency for which one euro can be exchanged.
Initial Exchange Rates:	8.2941 for the Chinese renminbi, 80.8167 for the Indian rupee and 47.1645 for the Russian ruble
Final Exchange Rates:	The Final Exchange Rate for each Underlying Currency will be its Exchange Rate on the calculation day, as described beginning on page TS-8.
Starting Value:	100.00
Ending Value:

The value of the Exchange Rate Measure on the calculation day, calculated based upon the Final Exchange Rate of each Underlying Currency, as described beginning on page TS-8. The calculation day is subject to postponement in the event of a Non-Publication Event, as described beginning on page TS-8.

Minimum Redemption Amount:	$9.00 per unit. If you sell your notes before the maturity date, you may receive less than the Minimum Redemption Amount per unit.
Step Up Value:	121.25, which is 121.25% of the Starting Value.
Step Up Payment:	$2.125 per unit, which represents a return of 21.25% over the principal amount.
Calculation Day:	July 22, 2016
Fees and Charges:	The underwriting discount of $0.175 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-15.
Calculation Agent:	Merrill Lynch Capital Services, Inc., a subsidiary of BAC.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

Currency-Linked Step Up Notes	TS-2

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due July 29, 2016

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement FX SUN-1 dated July 14, 2014:

http://www.sec.gov/Archives/edgar/data/70858/000119312514267943/d754466d424b5.htm

▪	Series L MTN prospectus supplement dated March 30, 2012 and prospectus dated March 30, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512143855/d323958d424b5.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-866-500-5408.

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement FX SUN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Exchange Rate Measure will increase from the Starting Value to the Ending Value. In other words, you anticipate that the Underlying Currencies will strengthen relative to the euro from the pricing date to the calculation day.

▪	You are willing to risk a partial loss of principal and return if the Exchange Rate Measure decreases from the Starting Value to the Ending Value.

▪	You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪	You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that the Exchange Rate Measure will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return. In other words, you anticipate that the Underlying Currencies will weaken relative to the euro or that they will not sufficiently strengthen relative to the euro from the pricing date to the calculation day.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek a guaranteed return beyond the Minimum Redemption Amount.

▪	You seek interest payments or other current income on your investment.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Currency-Linked Step Up Notes	TS-3

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due July 29, 2016

Hypothetical Payout Profile and

Examples of Payments at Maturity

This graph reflects the returns on the notes, based on the Step Up Payment of $2.125 per unit, the Step Up Value of 121.25% of the Starting Value and the Minimum Redemption Amount of $9.00 per unit. The blue line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Exchange Rate Measure.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on the Starting Value of 100, the Step Up Value of 121.25, the Step Up Payment of $2.125 per unit, and the Minimum Redemption Amount of $9.00 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual Exchange Rates of the Underlying Currencies, see “The Basket of Emerging Market Currencies” section below. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
70.00		-30.00%	$9.000		-10.00%
80.00		-20.00%	$9.000		-10.00%
90.00		-10.00%	$9.000	(2)	-10.00%
95.00		-5.00%	$9.500		-5.00%
100.00	(1)	0.00%	$12.125	(3)	21.25%
105.00		5.00%	$12.125		21.25%
110.00		10.00%	$12.125		21.25%
120.00		20.00%	$12.125		21.25%
121.25	(4)	21.25%	$12.125		21.25%
130.00		30.00%	$13.000		30.00%
140.00		40.00%	$14.000		40.00%
150.00		50.00%	$15.000		50.00%
160.00		60.00%	$16.000		60.00%
170.00		70.00%	$17.000		70.00%

(1)	This is the Starting Value.

(2)	The Redemption Amount per unit will not be less than the Minimum Redemption Amount.

(3)	This amount represents the sum of the principal amount and the Step Up Payment of $2.125.

(4)	This is the Step Up Value.

Currency-Linked Step Up Notes	TS-4

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due July 29, 2016

Redemption Amount Calculation Examples

Example 1

The Ending Value is 80, or 80% of the Starting Value:

Starting Value:	100
Ending Value:	80

Redemption Amount per unit = the greater of (a)	$10 –	[	$10 ×	(100 – 80)	]	= $8.000 and (b) $9.000 = $9.000 Redemption Amount per unit
100

Example 2

The Ending Value is 95, or 95% of the Starting Value:

Starting Value:	100
Ending Value:	95

Redemption Amount per unit = the greater of (a)	$10 –	[	$10 ×	(100 – 95)	]	= $9.500 and (b) $9.000 = $9.500 Redemption Amount per unit
100

Example 3

The Ending Value is 110.00, or 110.00% of the Starting Value:

Starting Value:	100.00
Step Up Value:	121.25
Ending Value:	110.00

$10 + $2.125 = $12.125	Redemption Amount per unit, the principal amount plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value, but less than the Step Up Value.

Example 4

The Ending Value is 140.00, or 140.00% of the Starting Value:

Starting Value:	100.00
Step Up Value:	121.25
Ending Value:	140.00

$10 +	[	$10 ×	(140 – 100)	]	= $14.00	Redemption Amount per unit
100

Currency-Linked Step Up Notes	TS-5

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due July 29, 2016

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement FX SUN-1, page S-5 of the MTN prospectus supplement, and page 8 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Exchange Rate Measure as measured shortly before the maturity date, you may not earn a return on your investment and you may lose up to 10% of your principal amount.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Changes in the Exchange Rates of the Underlying Currencies may offset each other.

▪	The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

▪	The public offering price you pay for the notes exceeds the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, changes in the level of the Exchange Rate Measure, our internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charge, all as further described in “Structuring the Notes” on page TS-15. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

▪	The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Exchange Rate Measure, our creditworthiness and changes in market conditions.

▪	A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business activities as a full service financial institution, including our commercial and investment banking activities, our hedging and trading activities (including trades in the euro, the Underlying Currencies, and the U.S. dollar) and any hedging and trading activities we engage in for our clients’ accounts, may affect the market value of the notes and their return and may create conflicts of interest with you.

▪	The return on the notes depends on the Exchange Rate for each Underlying Currency, which is affected by many complex factors outside of our control.

▪	The Exchange Rates could be affected by the actions of the governments of China, India, Russia, the European Union and the United States.

▪	Even though currencies trade around-the-clock, the notes will not trade around-the-clock, and the prevailing market prices for the notes may not reflect the current Exchange Rate of any Underlying Currency.

▪	Suspensions or disruptions of market trading in one or more of the Underlying Currencies, the euro and the U.S. dollar may adversely affect the value of the notes.

▪	The notes are payable only in U.S. dollars and you will have no right to receive any payments in any Underlying Currency.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	You should consider the U.S. federal income tax consequences of investing in the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-21 of product supplement FX SUN-1.

Currency-Linked Step Up Notes	TS-6

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due July 29, 2016

Additional Risk Factors

Changes in the exchange rates of the Underlying Currencies relative to the U.S. dollar or in the exchange rate of the U.S. dollar relative to the euro may affect the Redemption Amount, particularly during days on which one or both of those exchange rates are not published.

Although the Exchange Rate Measure measures the performance of the Underlying Currencies relative to the euro, the calculation agent will determine the Final Exchange Rate of each Underlying Currency as described below, based on the exchange rates of the Underlying Currencies relative to the U.S. dollar and the exchange rate of the U.S. dollar relative to the euro. Accordingly, the return on the notes will be affected by both the exchange rates of the Underlying Currencies relative to the U.S. dollar and the exchange rate of the U.S. dollar relative to the euro. The return on the notes may be lower than if the Exchange Rate Measure were calculated by comparing the Underlying Currencies directly to the euro. During a Non-Publication Event (as defined beginning on page TS-8), the calculation agent may calculate the exchange rates of the Underlying Currencies relative to the U.S. dollar and the exchange rate of the U.S. dollar relative to the euro on different days. As a result, changes in the value of the Underlying Currencies relative to the U.S. dollar or changes in the value of the U.S. dollar relative to the euro during those days could reduce the Redemption Amount.

The exchange rate of the Chinese renminbi is currently managed by the Chinese government.

On July 21, 2005, the People’s Bank of China, with the authorization of the State Council of the People’s Republic of China, announced that the Chinese renminbi exchange rate would no longer be pegged to the U.S. dollar and would float within managed bands, which the People’s Bank of China resets daily. The initial adjustment of the Chinese renminbi exchange rate occurred on July 21, 2005 and resulted in an approximate 2% revaluation from an Exchange Rate of 8.28 renminbi per U.S. dollar to 8.11 renminbi per U.S. dollar. On March 15, 2014, the People’s Bank of China announced that the daily trading price of the U.S. dollar against the renminbi in the interbank foreign exchange market will be allowed to float within a band of 2% (an increase from the prior band of 1%) around the central parity published by the People’s Bank of China, while the trading prices of the non-U.S. dollar currencies against the renminbi will be allowed to move within a certain band announced by the People’s Bank of China. The People’s Bank of China will announce the price of a foreign currency such as the U.S. dollar traded against the renminbi in the interbank foreign exchange market before the opening of the market each working day, and will make it the central parity for trading against the renminbi on that working day. The People’s Bank of China has stated that it will make adjustments to the renminbi exchange rate band when necessary according to market, economic, and financial developments.

The People’s Bank of China has indicated that an upward revaluation in the value of the Chinese renminbi against the U.S. dollar may be allowed; however, no assurances can be given that this will occur. Despite the change in its exchange rate regime, the Chinese government continues to manage the valuation of the renminbi and, as currently managed, its price movements may not contribute significantly to either an increase or decrease in the value of the Exchange Rate Measure. However, further changes in the Chinese government’s management of the renminbi could result in a significant movement in the Exchange Rate. Because the Exchange Rate of the Chinese renminbi depends in part on the exchange rate of the Chinese renminbi relative to the U.S. dollar, a decrease in the value of the renminbi relative to the U.S. dollar, whether as a result of a change in the Chinese government’s management of the renminbi or for other reasons, could result in a decrease in the value of the Exchange Rate of the Chinese renminbi, and consequently, a decrease in the value of the Exchange Rate Measure.

The value of the Russian ruble is subject to risks associated with ongoing conflicts between Russia and Ukraine.

Russia has recently been engaged in an ongoing conflict with its neighbor, Ukraine, over, among other things, control over the territory of Crimea. An escalation of hostilities or other geopolitical developments between Russia and Ukraine and/or other nations may have a material adverse effect on the value of the Russian ruble, including its value relative to the euro and, accordingly, on the value of the Exchange Rate Measure.

Emerging market currencies may carry additional risks.

An investment linked to emerging market currencies involves many risks beyond those involved in an investment linked to the currencies of developed markets, including, but not limited to: economic, social, political, financial and military conditions in the emerging markets, including especially political uncertainty and financial instability; the increased likelihood of restrictions on export or currency conversion in the emerging markets; the greater potential for an inflationary environment in the emerging markets; the possibility of nationalization or confiscation of assets; the greater likelihood of regulation by the national, provincial and local governments of the emerging market countries, including the imposition of currency exchange controls and taxes; and less liquidity in emerging market currency markets than in those of developed markets. The currencies of emerging markets may be more volatile than those of developed markets and may be affected by political and economic developments in different ways than developed markets. Moreover, the emerging market economies may differ favorably or unfavorably from developed market economies in a variety of ways, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Currency-Linked Step Up Notes	TS-7

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due July 29, 2016

The Basket of Emerging Market Currencies

The notes are designed to allow investors to participate in the movement of the Exchange Rate Measure. If the Exchange Rate Measure increases from its Starting Value to its Ending Value (that is, the Underlying Currencies strengthen relative to the euro), the notes provide upside participation at maturity. If the Exchange Rate Measure decreases from its Starting Value to its Ending Value (that is, the Underlying Currencies weaken relative to the euro), the notes provide a 1-to-1 downside exposure, with up to 10% of the principal at risk.

The Exchange Rate Measure is designed to track the value of an approximately equally-weighted investment in the Chinese renminbi, the Indian rupee and the Russian ruble, relative to the euro, based upon the Exchange Rate of each Underlying Currency. The Exchange Rate of each Underlying Currency will be the number of units of the Underlying Currency for which one euro can be exchanged, calculated as described below. Accordingly, an increase in the Exchange Rate of an Underlying Currency means that that Underlying Currency has weakened relative to the euro (and the Exchange Rate Measure will decrease assuming the Exchange Rates of the other Underlying Currencies remain the same); a decrease in the Exchange Rate of an Underlying Currency means that that Underlying Currency has strengthened relative to the euro (and the Exchange Rate Measure will increase assuming the Exchange Rates of the other Underlying Currencies remain the same).

The Starting Value of the Exchange Rate Measure was set to 100 on the pricing date.

The Ending Value will equal: 100 + 100 x (the sum of the Weighted Return for each Underlying Currency on the calculation day), rounded to two decimal places.

The “Weighted Return” for each Underlying Currency will be determined by the calculation agent as follows:

Exchange Rate Weighting ×	(	Initial Exchange Rate – Final Exchange Rate	)
Final Exchange Rate

The “Exchange Rate Weighting” for the Chinese renminbi will be 33.34%, and for each of the Indian rupee and the Russian ruble will be 33.33%.

For each Underlying Currency, the Initial Exchange Rate was, and the Final Exchange Rate will be, its Exchange Rate on the pricing date or calculation day, as applicable, determined as follows:

•	Chinese renminbi—the product of:

a)	the Chinese renminbi/U.S. dollar exchange rate (that is, the number of Chinese renminbi for which one U.S. dollar can be exchanged), as reported by Reuters Group PLC (“Reuters”) on page SAEC, or any substitute page thereto, under USD, at approximately 9:15 a.m. in Beijing, China; and

b)	the U.S. dollar/euro exchange rate (that is, the number of U.S. dollars for which one euro can be exchanged), as reported by Reuters on page WMRSPOT, or any substitute page thereto, at approximately 4:00 p.m. in London.

•	Indian rupee—the product of:

c)	the Indian rupee/U.S. dollar exchange rate (that is, the number of Indian rupees for which one U.S. dollar can be exchanged), as reported by Reuters on page RBIB, or any substitute page thereto, under USD, at approximately 12:30 p.m. in Mumbai, India; and

d)	the U.S. dollar/euro exchange rate, determined as set forth in “b” above.

•	Russian ruble—the product of:

e)	the Russian ruble/U.S. dollar exchange rate (that is, the number of Russian rubles for which one U.S. dollar can be exchanged), as reported by Reuters on page RUBMCMEEMTA= or any substitute page thereto, at approximately 10:00 a.m. in London, England; and

f)	the U.S. dollar/euro exchange rate, determined as set forth in “b” above.

For an Underlying Currency, the calculation agent may determine, in its sole discretion, that a “Non-Publication Event” has occurred, if it determines that the scheduled calculation day is not a business day or Currency Business Day by reason of an extraordinary event, occurrence, declaration, or otherwise, or any of the exchange rates applicable to an Underlying Currency is not quoted on the applicable page indicated above on the scheduled calculation day.

If the calculation agent determines that a Non-Publication Event has occurred, then the calculation agent will determine the Final Exchange Rate for that Underlying Currency as follows:

•	with respect to each exchange rate that is not affected by a Non-Publication Event, the Final Exchange Rate will be based on that unaffected exchange rate as quoted on the scheduled calculation day; and

Currency-Linked Step Up Notes	TS-8

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due July 29, 2016

•	with respect to each exchange rate that is affected by a Non-Publication Event, the calculation agent will determine that exchange rate on the next applicable Currency Business Day on which that exchange rate is so quoted.

For example, if the U.S. dollar/euro exchange rate is quoted on the applicable page on the scheduled calculation day, but the Chinese renminbi/U.S. dollar exchange rate is not quoted on the applicable page on the scheduled calculation day, then the calculation agent will determine the Final Exchange Rate for the Chinese renminbi based on the product of (i) the U.S. dollar/euro exchange rate as so quoted on the scheduled calculation day and (ii) the Chinese renminbi/U.S. dollar exchange rate on the next applicable Currency Business Day on which that exchange rate is so quoted.

However, in no event will the determination of the Final Exchange Rate for any Underlying Currency be postponed to a date (the “final determination date”) that is later than the close of business in New York, New York on the second scheduled Currency Business Day prior to the maturity date.

If, following a Non-Publication Event and postponement as described above, any of the exchange rates for any Underlying Currency remains not quoted on the final determination date, the Final Exchange Rate for that Underlying Currency will nevertheless be determined on the final determination date. The calculation agent, in its sole discretion, will determine the Final Exchange Rate for that Underlying Currency (and the applicable Weighted Return of that Underlying Currency and the Ending Value) on the final determination date in a manner which the calculation agent considers commercially reasonable under the circumstances. In making its determination, the calculation agent may take into account spot quotations for the relevant exchange rate that is subject to the Non-Publication Event and any other information that it deems relevant.

The Final Exchange Rate for any Underlying Currency that is not affected by a Non-Publication Event will be determined on the scheduled calculation day.

Currency-Linked Step Up Notes	TS-9

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due July 29, 2016

Hypothetical Calculations of the Weighted Returns and the Ending Value

Set forth below are two examples of hypothetical Weighted Return and hypothetical Ending Value calculations (rounded to two decimal places), based on the Initial Exchange Rates and assuming hypothetical Final Exchange Rates for each Underlying Currency as follows.

Example 1:

Underlying Currency	Exchange Rate Weighting	Initial Exchange Rate	Hypothetical Final Exchange Rate	Hypothetical Weighted Return
Chinese renminbi	33.34%	8.2941	8.0291	1.10%
Indian rupee	33.33%	80.8167	77.6204	1.37%
Russian ruble	33.33%	47.1645	47.0033	0.11%

The hypothetical Weighted Return for each Underlying Currency is determined as follows:

▪ Chinese renminbi:	33.34% ×	(8.2941 – 8.0291)	=	1.10%
8.0291

▪ Indian rupee:	33.33% ×	(80.8167 – 77.6204)	=	1.37%
77.6204

▪ Russian ruble:	33.33% ×	(47.1645 – 47.0033 47.0033)	=	0.11%

In this case, each Underlying Currency has strengthened relative to the euro.

The hypothetical Ending Value would be 102.59, determined as follows:

100 + 100 × (sum of the Weighted Return for each Underlying Currency), rounded to two decimal places

100 + 100 × (1.10% + 1.37% + 0.11%)

100 + 100 × (2.59%) = 102.59

Example 2:

Underlying Currency	Exchange Rate Weighting	Initial Exchange Rate	Hypothetical Final Exchange Rate	Hypothetical Weighted Return
Chinese renminbi	33.34%	8.2941	8.1620	0.54%
Indian rupee	33.33%	80.8167	83.3754	-1.02%
Russian ruble	33.33%	47.1645	46.8557	0.22%

The hypothetical Weighted Return for each Underlying Currency is determined as follows:

▪ Chinese renminbi:	33.34% ×	(8.2941 – 8.1620)	=	0.54%
8.1620

▪ Indian rupee:	33.33% ×	(80.8167 – 83.3754)	=	-1.02%
83.3754

▪ Russian ruble:	33.33% ×	(47.1645 – 46.8557 46.8557)	=	0.22%

In this case, one of the Underlying Currencies (i.e., the Indian rupee) has weakened relative to the euro, but two of the Underlying Currencies (i.e., the Chinese renminbi and the Russian ruble) have strengthened relative to the euro. Nonetheless, the decrease in the Exchange Rates for both the Chinese renminbi and the Russian ruble (i.e., their strengthening relative to the euro) was not enough to offset the increase in the Exchange Rate for the Indian rupee (i.e., its weakening relative to the euro) in this approximately equally-weighted Basket. As a result, the hypothetical Ending Value is less than the Starting Value.

The hypothetical Ending Value would be 99.74, determined as follows:

100 + 100 × (sum of the Weighted Return for each Underlying Currency), rounded to two decimal places

100 + 100 × (0.54% – 1.02% + 0.22%)

100 + 100 × (-0.26%) = 99.74

Currency-Linked Step Up Notes	TS-10

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due July 29, 2016

Historical Data on the Exchange Rates

The following tables show the high and low daily Exchange Rates for each Underlying Currency from the first quarter of 2008 through the pricing date. We obtained this historical data from Bloomberg L.P. As described above, each Exchange Rate is expressed as the number of units of the applicable Underlying Currency for which one euro can be exchanged. As a result, the “High” values represent the weakest that the applicable Underlying Currency was relative to the euro for the given quarter, while the “Low” values represent the strongest that the applicable Underlying Currency was relative to the euro for the given quarter. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.

Chinese renminbi

The Initial Exchange Rate is 8.2941 for the Chinese renminbi.

		High	Low
2008	First Quarter	11.1391	10.4064
	Second Quarter	11.1765	10.6158
	Third Quarter	10.9059	9.5739
	Fourth Quarter	9.8572	8.5113

2009	First Quarter	9.5170	8.5658
	Second Quarter	9.7704	8.8308
	Third Quarter	10.0968	9.4866
	Fourth Quarter	10.3333	9.7292

2010	First Quarter	9.9071	9.0609
	Second Quarter	9.3195	8.1464
	Third Quarter	9.1403	8.4946
	Fourth Quarter	9.4857	8.6756

2011	First Quarter	9.3358	8.5561
	Second Quarter	9.6590	9.1134
	Third Quarter	9.3937	8.6041
	Fourth Quarter	9.0237	8.1342

2012	First Quarter	8.4754	8.0030
	Second Quarter	8.4069	7.8635
	Third Quarter	8.2744	7.7275
	Fourth Quarter	8.2744	7.8901

2013	First Quarter	8.4811	7.9529
	Second Quarter	8.2093	7.8942
	Third Quarter	8.2934	7.8620
	Fourth Quarter	8.4056	8.1477

2014	First Quarter	8.6216	8.1713
	Second Quarter	8.6928	8.4111
	Third Quarter (through the pricing date)	8.4903	8.3433

Currency-Linked Step Up Notes	TS-11

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due July 29, 2016

Indian rupee

The Initial Exchange Rate is 80.8167 for the Indian rupee.

		High	Low
2008	First Quarter	64.0741	57.1747
	Second Quarter	67.9085	62.2510
	Third Quarter	68.5965	62.8614
	Fourth Quarter	68.7882	60.2559

2009	First Quarter	69.1433	62.3783
	Second Quarter	68.3390	64.8809
	Third Quarter	71.2979	66.9657
	Fourth Quarter	70.0647	66.6147

2010	First Quarter	66.7880	60.3005
	Second Quarter	60.9015	55.6350
	Third Quarter	61.1565	58.2845
	Fourth Quarter	62.9103	59.1000

2011	First Quarter	64.0340	58.4696
	Second Quarter	66.3598	62.9742
	Third Quarter	66.9005	62.2596
	Fourth Quarter	71.0480	65.1462

2012	First Quarter	69.5120	64.0650
	Second Quarter	71.6110	66.8630
	Third Quarter	71.4970	67.2480
	Fourth Quarter	72.8592	66.9630

2013	First Quarter	72.8824	69.4976
	Second Quarter	79.1137	69.6643
	Third Quarter	91.8093	76.6054
	Fourth Quarter	85.4855	82.8652

2014	First Quarter	86.2905	82.3040
	Second Quarter	84.5600	79.6664
	Third Quarter (through the pricing date)	82.2384	80.9519

Currency-Linked Step Up Notes	TS-12

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due July 29, 2016

Russian ruble

The Initial Exchange Rate is 47.1645 for the Russian ruble.

		High	Low
2008	First Quarter	37.1662	35.7653
	Second Quarter	37.2885	36.5751
	Third Quarter	37.1233	35.9663
	Fourth Quarter	42.6612	34.1526

2009	First Quarter	46.8972	39.3240
	Second Quarter	44.9876	43.1501
	Third Quarter	46.0376	43.7067
	Fourth Quarter	45.0442	42.5212

2010	First Quarter	43.4054	39.3506
	Second Quarter	39.7159	37.4454
	Third Quarter	41.6366	38.7308
	Fourth Quarter	43.2582	39.7875

2011	First Quarter	40.8852	39.3142
	Second Quarter	40.8813	39.5247
	Third Quarter	43.6354	39.4834
	Fourth Quarter	43.4353	40.6650

2012	First Quarter	41.5333	38.4336
	Second Quarter	41.8139	38.4797
	Third Quarter	41.0040	38.9651
	Fourth Quarter	40.8234	39.7394

2013	First Quarter	40.8763	39.5531
	Second Quarter	43.4875	39.9449
	Third Quarter	44.3878	42.2448
	Fourth Quarter	45.3750	43.3666

2014	First Quarter	50.9645	45.1009
	Second Quarter	50.0038	45.8790
	Third Quarter (through the pricing date)	47.6115	46.2146

Currency-Linked Step Up Notes	TS-13

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due July 29, 2016

While historical information on the Exchange Rate Measure did not exist before the pricing date, the following graph shows the hypothetical monthly historical values of the Exchange Rate Measure from January 2008 through June 2014, based upon historical Exchange Rates of the Underlying Currencies as of the end of each month. For purposes of this graph, the value of the Exchange Rate Measure was set to 100 as of December 31, 2007 and the value of the Exchange Rate Measure as of the end of each month is based upon the hypothetical Ending Value as of the end of that month, calculated as described in the section “The Basket of Emerging Market Currencies” above. We obtained this historical data on the Exchange Rates for the Underlying Currencies from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.

This historical data on the Exchange Rate Measure in the table and graph above is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the value of the Exchange Rate Measure during any period set forth above is not an indication that the value of the Exchange Rate Measure is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the values and trading patterns of the Exchange Rates.

Currency-Linked Step Up Notes	TS-14

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due July 29, 2016

Supplement to the Plan of Distribution; Conflicts of Interest

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Exchange Rate Measure and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Exchange Rate Measure. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security. This rate, which we refer to in this term sheet as our internal funding rate, is generally lower by an amount that we do not expect to exceed 0.50% per annum (equivalent to not more than $0.10 per unit). This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Exchange Rate Measure and the $10 principal amount per unit. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Exchange Rate Measure, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-6 and “Use of Proceeds” on page PS-13 of product supplement FX SUN-1.

Currency-Linked Step Up Notes	TS-15

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due July 29, 2016

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

•	We intend to take the position that the “denomination currency” (as defined in the applicable Treasury regulations) of the notes is the U.S. dollar and, accordingly, we intend to take the position that the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” No assurance can be given that the Internal Revenue Service or any court will agree with this characterization and tax treatment.

•	Under this characterization and tax treatment of the notes, a U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” and a “projected payment schedule” with respect to a note without regard to cash, if any, received on the notes.

•	The following table is based upon a projected payment schedule (including a projection for tax purposes of the Redemption Amount) and a comparable yield equal to 0.7054% per annum (compounded semi-annually) that we established for the notes. The table reflects the expected issuance of the notes on July 31, 2014 and the scheduled maturity date of July 29, 2016. This tax accrual table is based upon a projected payment schedule per $10.0000 principal amount of the notes, which would consist of a single payment of $10.1416 at maturity. This information is provided solely for tax purposes and we make no representations or predictions as to what the actual Redemption Amount will be.

Accrual Period	Interest Deemed to Accrue on the Notes During Accrual Period per Unit	Total Interest Deemed to Have Accrued on the Notes as of End of Accrual Period per Unit
July 31, 2014 to December 31, 2014	$0.0296	$0.0296
January 1, 2015 to December 31, 2015	$0.0709	$0.1005
January 1, 2016 to July 29, 2016	$0.0411	$0.1416

Projected Redemption Amount = $10.1416 per unit of the notes.

•	Upon a sale, exchange, or retirement of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the notes. A U.S. Holder generally will treat any gain as ordinary interest income, and any loss as ordinary up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-21 of product supplement FX SUN-1.

Currency-Linked Step Up Notes	TS-16

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies, due July 29, 2016

Validity of the Notes

In the opinion of McGuireWoods LLP, as counsel to BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Senior Note, dated March 30, 2012 (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BAC, and the notes have been delivered against payment therefor as contemplated in this Note Prospectus, all in accordance with the provisions of the Senior Indenture, such notes will be legal, valid and binding obligations of BAC, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(D) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to the assumption that the trustee’s certificate of authentication of the Master Note has been manually signed by one of the trustee’s authorized officers and to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated March 30, 2012, which has been filed as an exhibit to BAC’s Registration Statement relating to the notes filed with the SEC on March 30, 2012.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Market Downside Protection Market-Linked Investment or guarantee any performance.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

Currency-Linked Step Up Notes	TS-17